

2004 ANNUAL REPORT

PE
4-30-04

ARLS

MANATRON

Helping Government Work

CORE VALUES

INTEGRITY

We do what we say we're goin[illegible]

We are open and honest with [illegible]

Our relationships are built around trust.

RESPECT

We treat everyone with dignity and respe[illegible]

It's okay to disagree.

We encourage our employees to take risks.

RESPONSIBILITY

We are tenacious about saving money.

We play by the rules.

We are committed to making a reasonable profit.

We learn from our mistakes.

We work hard and have fun.

CARING

Health and family come first.

[illegible] give back to our communities.

Our Vision is to be the leading provider of innovative, integrated property systems and services to local governments in North America. We seek to delight our clients with our products and services, to build a healthy culture with our employees who [illegible]ur core values and to maximize shareholder value.


OPERATING INCOME
(dollars in thousands)
$603
$2,063
$2,795
'02
'03
'04


DILUTED EARNINGS PER SHARE
$.06
$.38
$1.06
'02
'03
'04


CASH & SHORT-TERM INVESTMENTS
(dollars in thousands)
$5,648
$10,349
$10,125
'02
'03
'04

Years Ended April 30,	**2004**	2003	2002
RESULTS OF OPERATION			
Net revenues	**$38,455,296**	$40,387,265	$41,131,718
Gross profit	**17,749,540**	17,369,526	15,332,683
Income from operations	**2,794,799**	2,063,113	603,059
Pre-tax income	**7,017,705**	2,290,322	657,714
Net income	**4,585,705**	1,510,322	227,714
Diluted earnings per share	**1.06**	.38	.06
BALANCE SHEET (at year end)			
Cash and short-term investments	**$10,125,370**	$10,349,165	$ 5,648,184
Total assets	**32,882,639**	31,330,567	27,851,272
Shareholders' equity	**20,295,953**	15,050,582	12,423,266
Book value per share	**4.75**	3.64	3.11

TO OUR SHAREHOLDERS,



Fiscal 2004 was a very successful year for Manatron. We initiated significant changes and added layers to our foundation for the future. Clearly, our top-line performance and operating income levels did not meet the targets we had set at the beginning of the fiscal year. However, we finished with a strong fourth quarter, which enabled us to report $2.8 million of operating income for the year, a 35% increase over the prior year. More importantly, we continued to deliver shareholder value as our average stock price for the year grew by 65% to $7.78 per share versus $4.72 for fiscal 2003. Our visibility continued to improve during fiscal 2004 as our average monthly trading volume increased 93% to 265,000 shares versus 137,000 shares for fiscal 2003.

We reported 7% revenue growth for the fourth quarter, which translates to 14% when you exclude the impact of the sale of our Financial Product line. Furthermore, our net income for the fourth quarter was nearly $1 million, an increase of 82% over the prior year. We reported record net income of $4.6 million for the year, or $1.06 per diluted share. This amount includes a $2.4 million after-tax gain or $0.55 per diluted share related to the sale of our Financial Product line.

Our balance sheet remains strong. Working capital was $10.2 million at year end, a 97% increase over the prior year amount. In addition, we still have over $10 million in cash and short-term investments. Total assets were almost $33 million and for the first time ever, we are reporting shareholders' equity in excess of $20 million. Please refer to Management's Discussion and Analysis on page 10 of this report for further details on our financial results and condition.

We are entering an exciting time for Manatron. The opportunity for growth in our market is significant as described more fully on pages four through eight, and is unlike any we have seen before. This message was reinforced at our recently concluded national sales meeting, where we discussed emerging trends and made plans for the coming year. This year, the theme of our meeting was "The Race Is On!" This theme was selected to convey the overwhelming "sense of urgency" within the entire product management and development teams. We must capitalize on this unique market window of opportunity that is opening in our national markets or someone else will. While this increased demand for new software has naturally heightened competition, few companies can compete in this race from a national perspective. We are well-positioned to win given our established market presence, our commitment to and sole focus on property, our longstanding relationships with over 1,000 local governments, and our ongoing commitment to invest in next generation products.

We invested nearly $8 million in our GRM (Government Revenue Management) software suite and our Tools technology framework in fiscal 2004. We have recently applied for a couple of patents on the framework, which provides an innovative, robust, long-term, operating platform for all of our products that supports emerging open standards, including XML-based web services, true thin-client design, and the "Smart Client" initiative of Microsoft and other industry groups. A major goal is to produce a feature-rich suite of products built on a common, reliable, scalable architecture centered on Microsoft's .NET platform with inherent Internet capabilities that we can deploy across our entire client base and into new geography.

We also have recently started to aggressively invest, and will continue to invest in sales and marketing efforts, to build off of our successful implementations and to extend our software and services into new markets. We hired Marty Ulanski as our Executive Vice President of Sales and Business Development in July 2003. This is a new position for the Company and his role is to build a sales team that will drive significant revenue. Shortly thereafter, we added a seasoned sales representative in California and just recently hired a very experienced regional sales vice president based out of Atlanta. In addition, Early Stephens, the Company's Chief Technology Officer was appointed to the role of Chief Marketing Officer in support of this effort last fall. We also just recently added a Marketing Communications Manager and two Product Managers. These are also all new positions for the Company.

"The opportunity for growth in our market is significant and is unlike any we have seen before."

While building a more effective sales and marketing team is a longer-term effort, we were able to generate some positive momentum during the latter part of fiscal 2004. For example, total signed contracts for fiscal 2004 were $28.1 million versus $26.4 million for fiscal 2003, a 6% improvement. More importantly, sales of software and related services increased $5.7 million or 47%. This increase was mostly offset by a $3.5 million decrease in appraisal services contracts and a $600,000 decrease in hardware sales. These new contracts have resulted in an increase of our backlog to $29.3 million at April 30, 2004, from $22.9 million at April 30, 2003, and $19.2 million at April 30, 2002.

Our backlog is exclusive of our recurring revenues, which I am pleased to report have increased by $1.4 million in fiscal 2004 after factoring in the impact of the sale of the Financial Product line. Our recurring revenue base now stands at more than $17 million annually. The improvement in recurring revenue is due to price increases and the addition of new clients. Of the $28.1 million of new contracts in fiscal 2004 noted previously, 45% were to new clients. This validates our software-focused business plan and provides increased optimism and momentum going forward.

In addition, since announcing our national branding strategy, which is primarily focused on positioning Manatron as a single, consolidated national brand, we have rolled out media advertising in select industry specific publications, targeted direct response sales generation programs and participated in tradeshows and conferences. All aspects of the Company's name, products and marketing strategy will reflect this new focus, which should result in higher product and service awareness in the local government sector.

Since the close of our year, we were advised that two counties in the state of Idaho have awarded us contracts for a new property tax system and a third is in process. This means that Idaho will be another new state and target market for us. Other counties in Idaho can order off of the RFP that was used, which should significantly shorten the sales cycle in this state. We currently have 34 counties using our ProVal CAMA software in Idaho and are looking to leverage these relationships to sign more tax business.

We also just completed the sale of our Judicial Product line and related support contracts to MAXIMUS for approximately $2.3 million, which resulted in net cash proceeds of approximately $1.8 million. This transaction offers an outstanding long-term solution for our judicial clients and those employees who have dedicated their careers to this product line, and will now allow us to entirely focus our investments and energy on our core property tax and appraisal business.

In summary, fiscal 2004 was a very successful year. A lot was accomplished toward our vision of becoming the leading provider of property solutions in North America. The economy is rebounding, the market is in need of new software and the election is near. The time for Manatron to succeed is now. We are singularly focused on executing our strategy and growing our business, increasing our market share, and building our base of recurring revenue, while carefully managing our expenses, all of which will ultimately continue to deliver shareholder value. While the marketplace is challenging, we believe we have significant strategic and technological advantages to exploit for our success.

We would like to thank you for your interest, commitment, confidence and patience in Manatron. We encourage you to continue and invite others to join our exciting journey of transitioning Manatron into the market leader.

Sincerely,

Paul R. Sylvester

Paul R. Sylvester
President and Chief Executive Officer

Randall L. Peat

Randall L. Peat
Chairman of the Board

INTEGRATED APPLICATIONS

Today, most local governments continue to operate software systems that were designed independently, in silos, to meet the needs of individual departments. These systems are based on aging technologies that were not designed to operate across departments, let alone connect to external systems, the taxpayers or private sector businesses that rely on the information stored in the systems. As these legacy applications become less and less adequate and the public becomes more and more demanding, the pressure builds for elected officials and their jurisdictions to improve productivity and offer additional services. The citizens of the United States continue to have ever-increasing technology expectations in all areas of society. Most government agencies are perceived, and rightfully so, as being behind in applying new technology to simplify operations and provide prompt and easy access to information. By replacing outdated applications with new, comprehensive solutions designed from the ground up to be interconnected both within and beyond organizational boundaries, elected officials can start to bring real improvement to their constituents.

Furthermore, with current economic pressures and budget constraints, property tax revenue is increasingly becoming the fiscal lifeline of local governments. As a result, the quality and authority of property data is extremely important in the process of fairly, accurately and completely applying the property tax burden across the jurisdiction.

Seeing these pressures and recognizing this opportunity, Manatron continues to invest heavily in software solutions that not only support cross-departmental business processes, but also enable collaboration with external entities and taxpayers. Manatron GRM (Government Revenue Management) is based on the latest technology advances and includes XML-based web services for interconnectivity never before available to local governments. This comprehensive, integrated approach is a key strategy which will enable us to meet this emerging demand with a truly innovative solution. Our primary objective is to facilitate more responsive and proactive government agencies through integrated innovative software solutions. This integration and innovation strategy continues to be a cornerstone of our value proposition and differentiates us from our competition.



FOCUS TO EXCEL

Historically, Manatron has offered a myriad of software products to a host of different government agencies. Many of these systems had little or no relationship with each other. Because these systems were targeted for offices that were so distinctly different, it often required an entirely separate skill set to market, sell and support one product line from another. Additionally, acquiring and retaining subject matter experts for all of these functional areas, was extremely difficult. In early generation computing, the applications were simple. Most were only focused on automating existing processes and storing data in electronic format. That sort of computerization could be effectively implemented by technology professionals who did not possess specialized industry experience and was a key driver for us in the early decades of the Company.

Second- and now third-generation technology is needed in government just as much as it is needed in the private sector. This means that successful implementations require specialists with deep experience and understanding of business practices. They often must re-engineer processes and apply technology to bring about real improvement for our clients. Recognizing that approximately 90 percent of our staff was focused solely on supporting our clients' property assessment and taxation needs through software and service offerings, we made the tough decision to exit markets that were not directly related to that core competency.

In May 2003, we sold our financial suite of software to Harris and in May 2004, we sold our judicial product line to Maximus. These decisions were difficult as they affected long-term, loyal customers and dedicated employees. However, as we identified areas in which Manatron could be the standard bearer, it became clear that our strengths were in property taxes, assessment and related subject matters. By streamlining our product portfolio, the Company's professionals can focus their energy on being the best in this industry and at identifying new market segments and revenue opportunities related to this vital function of local government. We have the focus to excel.

POWER TO DELIVER

While the emerging opportunities and our sharper focus are exciting, an important aspect of our future success requires action. The ripe market can only be translated into value for our shareholders if we successfully execute our vision of being the leading provider of property solutions in North America. For this reason, we have continued to invest in our products and in our people to increase our ability to deliver. With over 350 professionals who are experienced and knowledgeable in property tax-related, local government issues, ensuring that they continue to be industry leaders and innovators is a key strategy. We continue to strengthen our team by adding new, talented and experienced professionals.

We will also continue to work with key clients and prospects with new and emerging visions of what local government should be. Our client advisory councils and user groups are important sources of education and insights for us to continue to retain the most knowledgeable and experienced staff in the industry.

Another central facet of our ability to deliver is our technical expertise and the quality and relevance of our technology solutions. We are developing industry partnerships to ensure our software products are designed and built to be the best both functionally and technically. We have also invested heavily in our Manatron GRM software suite and our GRM Tools technology framework. As a totally Microsoft.NET-based technology, our technical foundation is built atop the industry's most reliable and capable technical platform.

A further emphasis of this strategy is evidenced by our designation as a Microsoft Gold Certified Partner for Software Solutions. Our relationship with Microsoft will continue to be an important part of our technology direction. By leveraging the Microsoft technology and its Certified Partner community, our clients will benefit from a totally integrated, end-to-end technology solution, including outstanding infrastructure, software applications, secure computing, business intelligence and knowledge worker. We have the power to deliver.



POISED FOR GROWTH

At Manatron, our drive for improvement is clear. We see the emerging opportunity in our core market and are intensely focused on ensuring that our products meet the needs of our clients and the market with innovation and reliability. We continue to invest in our technology and in Manatron GRM to ensure that it is the standard bearer of the industry. We have eliminated business units that simply existed for historical reasons and reorganized the Company to support our growth plans. We have invested in key partnerships in our industry to ensure that we can provide a total solution to the market and to make certain we have experienced and capable staff to deliver those solutions successfully to our customers. We have rounded out our management team during the past fiscal year and believe we are now well-positioned to meet these opportunities and challenges.

It is an exciting time in our history for our employees, our customers and our shareholders. Commitment to our vision and our execution along that vision translates to growth. Growth includes, of course, revenues and profits but also many other aspects of our business. Our market reputation and brand identity will grow. Our employees will grow in experience and capability and our market share will grow, both in existing and new geographic markets. Putting ourselves in a position to take advantage of this opportunity has been our focus. As the market ripens, we are poised for growth.

EXPAND AND DOMINATE OUR MARKETS

Another basic objective is to dominate the markets in which we choose to compete. We are working hard to further penetrate our existing markets by gaining new clients and by identifying new products and services we can offer. We have now reached the point in our growth strategy where we are targeting specific new market segments to begin offering our products and services. As we establish momentum in these emerging markets, we will then transition them into core markets where our sales objective will then be to turn them into a market that we dominate. This enter–establish–dominate strategy is a cornerstone of our customer-centric business model and a key driver of our growth strategy moving forward.

There are approximately 3,000 counties and 15,000 cities in the United States. We estimate that the large counties or approximately 300 of them will likely spend $2 to $3 million on a new property tax system. The remaining counties will spend far less or approximately $100,000 to $300,000 on a new system. Using the same rationale for CAMA software, you arrive at a total market for new software of about $2 to 3 billion. We estimate that 10 percent of these counties are in the market for new software at any time, which translates to an annual market of $200 to $300 million. More importantly, this market creates substantial ongoing recurring revenue possibilities related to service and maintenance. We estimate that we currently have about 10 percent of this market, and the race is on for us to capture substantially more.



Selected Financial Data

The following table sets forth selected financial data of the Company and its subsidiary for the last five fiscal years. It has been derived from and should be read in connection with the Company's Consolidated Financial Statements, the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Certain reclassifications have been made to the fiscal 2000 through fiscal 2003 selected financial data to conform to the fiscal 2004 presentation.

	2004	2003	2002	2001	2000
Fiscal Years Ended April 30:					
Net revenues	**$38,455,296**	$40,387,265	$41,131,718	$41,126,586	$43,645,377
Gross profit	**17,749,540**	17,369,526	15,332,683	13,477,302	14,586,455
Income (loss) from operations	**2,794,799**	2,063,113	603,059	(860,947)	2,079,630
Net income (loss)	**4,585,705**	1,510,322	227,714	(940,630)	1,603,845
Basic earnings (loss) per share	**1.15**	.40	.06	(.27)	.49
Diluted earnings (loss) per share	**1.06**	.38	.06	(.27)	.45
At April 30:					
Cash and short-term investments	**10,125,370**	10,349,165	5,648,184	700,840	608,062
Total assets	**32,882,639**	31,330,567	27,851,272	25,851,143	26,724,725
Shareholders' equity	**20,295,953**	15,050,582	12,423,266	11,140,522	11,455,767
Book value per share*	**$ 4.75**	$ 3.64	$ 3.11	$ 2.95	$ 3.26

**Book value per share was calculated by dividing total shareholders' equity by the sum of total shares outstanding and total shares pending issuance at the respective year ends.*

The following section provides a narrative discussion about Manatron's financial condition, changes in financial condition and results of operations. The comments that follow should be read in conjunction with the Company's Consolidated Financial Statements and related notes thereto.

Critical Accounting Policies and Estimates

The Company enters into contracts with customers to license or sell application software, third-party software, hardware, related professional services, such as installation, training, data conversions and post-contract support and maintenance ("PCS") services, and various appraisal services.

The Company recognizes revenue for contracts with multiple element software arrangements in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended. The Company allocates the total arrangement fee among each deliverable based on the relative fair value of each of the deliverables, determined based on vendor-specific objective evidence ("VSOE"). When discounts are offered in a software arrangement, the Company utilizes the residual method, as defined in SOP 97-2, and allocates revenue to the undelivered elements based on VSOE. The discount and remaining revenue are allocated to the delivered elements, which typically encompass the software, service and hardware components of the contract.

Certain of the Company's software arrangements involve "off-the-shelf" software and services that are not considered essential to the functionality of the software. For these arrangements, software revenue is recognized when the installation has occurred, customer acceptance is reasonably assured, the sales price represents an enforceable claim and is probable of collection, and the remaining services such as training and installation are considered nominal. Fees allocable to services under these arrangements are recognized as revenue as the services are performed.

Revenue related to sales of computer hardware and supplies is recognized when title passes, which is normally the shipping or installation date.

PCS includes telephone support, bug fixes, enhancements and rights to upgrades on a when-and-if available basis. These support fees are typically billed in advance on a monthly, quarterly or annual basis and are recognized as revenue ratably over the related contract periods.

Billings for Future Services, as reflected in the accompanying consolidated balance sheets, includes PCS and other services that have been billed to the customer in advance of performance. It also includes customer deposits on new contracts and other progress billings for software and hardware that have not been completely installed.

For arrangements that include customization or modification of the software, or where software services are otherwise considered essential, or for real estate appraisal projects, revenue is recognized using contract accounting. Revenue from these arrangements is recognized using the percentage-of-completion method with progress-to-completion measured based primarily upon labor hours incurred or units completed. Revenue earned is based on the progress-to-completion percentage after giving effect to the most recent estimates of total cost. Changes to total estimated contract costs, if any, are recognized in the period they are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. As of April 30, 2004 and 2003, the reserves for contract losses, as well as billed retainages outstanding associated with revenue that has been recognized, was not material. The Company reflects Revenues Earned in Excess of Billings and Retainages as well as Billings in Excess of Revenues for contracts in process at the end of the reporting period in the accompanying consolidated balance sheets.

Reserves against Accounts Receivable and reserves against Revenues in Excess of Billings and Retainages are established based on the Company's collection history and other known risks associated with the related contracts. These reserves contain a general provision of 2%, as well as a specific provision for accounts the Company believes will be difficult to collect. Because of the nature of its customers, which are predominantly governmental entities, the Company does not generally incur losses resulting from the inability of its customers to make required payments. Alternatively, customers may become dissatisfied with the functionality of the software products and/or the quality of the services provided and request a reduction to the aggregate contract price. Management reviews on a quarterly basis significant past due accounts receivable and the related adequacy of the Company's reserves.

The Company's contracts do not typically contain a right of return. Accordingly, as of April 30, 2004 and 2003, the reserve for returns was not material.

Notes Receivable result from certain software contracts in which customers pay for the application software, hardware or related services over an extended period of time, generally three to five years. Interest on these notes range from 8% to 10%. The Company recognizes revenue for these contracts when the related elements are delivered, as the contract terms are fixed and determinable, and the Company has a longstanding history of collecting on the notes under the original payment terms without providing concessions. Certain of the Company's contracts with customers include lease terms which meet the criteria of sales type leases as defined by Statement of Financial Accounting Standards ("SFAS") No. 13, "Accounting for Leases." However, the Company's leasing activities are not a material part of its business activities and, accordingly, are not broken out separately in the consolidated condensed financial statements.

The Company has approximately $4.9 million of goodwill recorded as of April 30, 2004 related to prior acquisitions. A new accounting standard adopted in fiscal 2003, requires that goodwill be reviewed for impairment at least annually and as indicators of impairment occur. The annual evaluation of goodwill impairment requires the use of estimates about the future cash flows of each reporting unit to determine estimated fair values. Changes in forecasted operations and changes in discount rates can materially affect these estimates.

The Company capitalizes software development costs incurred subsequent to the establishment of technological feasibility on a specific software project. This intangible asset is amortized over an estimated useful life of not greater than three years. The unamortized balance of capitalized software is reviewed for impairment annually or whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable by calculating the net realizable value for each respective product. The net realizable value is the estimated future gross revenues from a product reduced by the estimated future costs of completing and disposing of that product. Changes in forecasted operations, driven primarily by market trends and customer demand, can materially affect the estimates of net realizable value.

Results of Operations: Fiscal Year 2004 Compared to Fiscal Year 2003

The Company's business is focused on providing software and services to enable local governments to completely, fairly and efficiently apply the property tax burden to its citizens. The Company's software manages the entire property lifecycle, which includes deed recording, mapping, appraisal, tax billing and collection, tax sales and e-government.

The Company's revenues are generated from software license fees, hardware sales, forms and supplies sales, and various related professional services, such as software support, data conversions, installation, training, project management, hardware maintenance, forms processing and printing. The Company's revenues are also generated from appraisal services, which include mass real estate appraisals, revaluations and other appraisal related consultative work.

For simplicity purposes, many of the numbers described below are rounded; however, the percentage variations are based upon the actual amounts, which can be found elsewhere in this Annual Report.

Total net revenues for the three months ended April 30, 2004, of $11.3 million increased by 7% compared to the $10.5 million that was reported for the three months ended April 30, 2003. More importantly, fourth quarter revenues are more than 20% higher than the quarterly revenues that were reported for each of the first three quarters of fiscal 2004. This anticipated improvement resulted from additional software license fees and related service revenues driven by the increased implementation activity in Florida. For the three months ended April 30, 2004, software license fees and professional services revenues increased 57% to $4.7 million from $3.0 million for the prior year fourth quarter. As noted in previous reports, the Company had been extending significant resources and attention in fiscal 2004 toward the development and implementation of its Florida Tax product, which was being used in six beta counties. This product became available for general release in March 2004. As a result, approximately $1.4 million of the $3.9 million of backlog reported as of January 31, 2004, was recognized in the fourth quarter.

Total net revenues of $38.5 million for the year ended April 30, 2004, decreased by 5%, compared to $40.4 million for the year ended April 30, 2003. A number of factors which have affected revenue during fiscal 2004 are as follows:

First, the sale of the Financial Product line on May 29, 2003 (see Note 9) resulted in a $590,000 and $2.1 million reduction in net revenues for the three months and year ended April 30, 2004, respectively. The Company only reported approximately $55,000 of revenues related to this product line for the fourth quarter and $496,000 for the entire fiscal year compared to approximately $645,000 and $2.6 million from this product line for the prior year comparable periods.

Second, hardware sales for the three months and year ended April 30, 2004, were approximately $200,000 and $793,000 lower than the respective prior year periods. These decreases are primary due to a change in the Company's strategic direction in the last five years. The Company historically sold more hardware as a Value Added Reseller for large computer manufacturers, but is now focusing on providing innovative software and services. While the Company still offers hardware to those clients seeking a total solution from one provider, hardware sales should continue to decrease as customers view it as a commodity item, with low gross margins.

Third, as noted in previous reports, software license fees and related service revenues can vary significantly from quarter to quarter due to the timing of sales and the related implementations. These revenues for the year ended April 30, 2004, decreased by 7% to $13.2 million from $14.2 million for the prior year. This decrease was primarily because of the slower than anticipated execution of the backlog in Florida during the Company's first three quarters of fiscal 2004. In addition, the prior year included a significant amount of license fees and professional services revenue from Cuyahoga County (Cleveland), Ohio related to its tax implementation that went live in December of 2002. The Company expected to build off of this momentum during fiscal 2004; however, sales in Ohio, as well as other regions throughout the Country have been softer than anticipated. Hamilton County (Cincinnati), Ohio did go live on the Company's new tax and appraisal system in December of 2003, which has resulted in positive momentum for Ohio. For example, five additional counties signed contracts since September 2003 for this software for approximately $4.6 million and several others are in the sales pipeline. The Company did recognize approximately $1.1 million of revenues during the second half of fiscal 2004 related to its recently announced new Government Revenue Management contract with Gwinnett County, Georgia, which offset a portion of the decreases noted above.

Lengthy sales cycles in local government caused in part by increased competition and budget constraints being felt nationwide have resulted in a lower volume of new contract signings than anticipated. This has negatively impacted the Company's revenues. In addition, national election years have historically been soft, as far as sales are concerned, since many governmental officials are preoccupied with the election process and delay spending until the results are known. Until recently, the majority of the Company's investments have primarily been focused on new product development. The Company is now aggressively investing in sales and marketing efforts to build off of its successful implementations and extend its software and services into new markets. Marty Ulanski was hired as the Company's Executive Vice President of Sales and Business Development in July 2003. This is a new position for the Company and his role is to build a sales team that will drive significant revenue. In addition, Early Stephens, the Company's Chief Technology Officer was recently appointed to the role of Chief Marketing Officer in support of this effort. This also is a new position for the Company.

While building a more effective sales and marketing team is a long-term effort, these investments are starting to pay off. For example, the Company did announce on November 13, 2003, the award of an additional $8.0 million of new tax and appraisal business to three existing and two new clients. In addition, total sales or signed contracts for fiscal 2004 were $28.1 million versus $26.4 million for fiscal 2003, which is a 6% improvement. Included in these amounts is a $5.7 million increase or 47% improvement in sales of software and related services. This increase was offset by a $3.5 million decrease in appraisal services contracts and a $600,000 decrease in hardware sales. The $28.1 million in new contracts has resulted in an increase in the Company's backlog to $29.3 million as of April 30, 2004. The backlog as of April 30, 2003 and 2002 was $22.9 million and $19.2 million, respectively.

These backlog amounts are exclusive of the Company's recurring revenues which are approximately $17.5 million annually. While recurring revenue has declined in absolute terms year over year due to the sale of the Company's Financials Product line, excluding the impact of this sale, recurring revenue actually increased by approximately $1.4 million for the year, compared to the prior year period. The improvements in recurring revenue are due to price increases and the addition of new clients. Of the $28.1 million of total sales for fiscal 2004 noted above, 45% have been to new clients. New recurring support revenues are billed once the related implementations are complete. These new clients are also resulting in an increase in market share for the Company.

The final factor affecting revenues is appraisal service revenues, which decreased by 11% to $1.7 million for the three months ended April 30, 2004, versus $1.8 million for the prior year and increased by 16% to $7.9 million for the year ended April 30, 2004, compared to $6.8 million for the prior year. Appraisal service revenues for the year ended April 30, 2004, included $418,000 of revenue associated with the settlement of the Allegheny lawsuit noted below. The remaining increase in appraisal service revenues is due to the execution of additional appraisal business, which is primarily due to the cyclicality of this business in Ohio.

On January 5, 2004, the Company settled its lawsuit with Allegheny County for approximately $752,000 in cash and a mutual release of all claims related to this project. As noted in prior years, the Company had not recognized the uncollected retainage revenue related to the Allegheny County project, which was $418,000. In addition, the Company had fully reserved within its allowance for uncollectible accounts the remaining amounts that were owed by Allegheny County. Accordingly, this settlement resulted in the recognition of $418,000 of revenue and a reduction of operating expenses of $334,000 during the Company's third quarter.

Cost of revenues decreased by 9% to $5.3 million for the quarter ended April 30, 2004, versus $5.8 million for the prior year. For the year ended April 30, 2004, cost of revenues decreased by 10% to $20.7 million from $23.0 million for fiscal 2003. Both of these decreases are primarily related to a shift in the Company's revenue mix. Gross margins increased by 8% from 45% to 53% for the fourth quarter and by 3% from 43% to 46% for the year versus the respective periods in the prior year. The significant improvement in the fourth quarter was driven by the recognition of more application license fees associated primarily with the Company's Florida Tax product. In addition, the continued execution on some of the Company's larger projects, including Baltimore, Maryland, Jefferson County, Alabama and Gwinnett County, Georgia contributed to this increase. The Company recognized $2.5 million in application license fees for the quarter ended April 30, 2004, compared to $1.3 million for the quarter ended April 30, 2003. Application license fees were $5.1 million for the year ended April 30, 2004, compared to $4.6 million for fiscal 2003. Since there is nominal variable cost associated with the Company's application license fees, changes in this revenue stream have a significant impact on the Company's gross margins. Total cost of revenues for fiscal 2004 also includes the impact of the Allegheny lawsuit, noted above, which resulted in $418,000 of revenue with no related cost during the Company's third quarter.

Selling, general and administrative expenses have increased by approximately 12% to $4.5 million for the three months ended April 30, 2004, versus $4.0 million for the prior year fourth quarter. However, these expenses decreased by 2% to $15.0 million for the year ended April 30, 2004, compared to $15.3 million for the year ended April 30, 2003. The increase in the fourth quarter was primarily driven by three factors. First, the Company expensed approximately $180,000 associated with severance agreements. Second, sales commission expense for the fourth quarter of fiscal 2004 was approximately $73,000 higher than the prior year comparable quarter due to an increase in contract signings. Finally, non-project related travel increased by approximately $140,000 primarily because of new sales opportunities and development activities.

As a result of the factors noted above, operating income for the three months ended April 30, 2004, increased by $848,000 to $1.6 million from $737,000 in the prior year fourth quarter. Operating income for the entire year increased by $732,000 to $2.8 million versus $2.1 million for the prior year.

As more fully described in Note 9 of the Notes to Consolidated Financial Statements, the Company recorded a gain of $3.4 million on the sale of its Financial Product line during the quarter ended July 31, 2003. An additional gain of $520,000 was recognized during the quarter ended January 31, 2004, due to the collection of the final holdback on this transaction in December 2003.

Other income for the year ended April 30, 2004, increased by 15% to $260,000, versus the comparable prior year period. This increase is primarily due to additional interest income earned on the Company's cash balances. In addition, beginning in December of 2002, the Company began leasing a portion of the building it acquired in Portage, Michigan, adjacent to its corporate headquarters.

The Company's provision for income taxes generally fluctuates with the level of pretax income. The effective tax rate was 40% for the quarter ended April 30, 2004, compared to 34% for the prior year fourth quarter. This increase is primarily due to the inclusion of state tax expense for the quarter within the income tax provision. The effective tax rate for the year ended April 30, 2004, is 35% compared to 34% for the year ended April 30, 2003. While the effective rates appear comparable year over year, the current year rate did increase as a result of the inclusion of state taxes, but was offset by a decrease in tax reserves and recognition of deferred tax assets. See Note 5 of the Notes to Consolidated Financial Statements for further details. The Company anticipates the effective tax rate for fiscal 2005 to be in the range of 38% to 40%.

Net income increased by 82% to $989,000 or $0.23 per diluted share for the quarter ended April 30, 2004, versus net income of $544,000 or $0.13 per diluted share for the quarter ended April 30, 2003. For the year ended April 30, 2004, net income was $4.6 million or $1.06 per diluted share, compared to $1.5 million or $0.38 per diluted share for the prior year. Approximately $2.4 million or $0.55 per diluted share of this increase related to the gain on the sale of the Financial Product line described in Note 9 of the Notes to Consolidated Financial Statements.

Diluted weighted average outstanding common shares increased from 4.0 million shares to 4.3 million shares for the year and from 4.2 million shares to 4.4 million shares for the fourth quarter versus the comparable periods in fiscal 2003. These increases are due primarily to two factors. First, the Company's average stock price increased to $7.78 for fiscal 2004 from $4.72 for fiscal 2003. This caused substantially all of the Company's outstanding options to be included in the diluted EPS base. Second, the Company issued 133,000 shares of stock associated with the ProVal acquisition during the first quarter of fiscal 2004. This was the final payment under the contingent stock post-merger agreement.

Results of Operations: Fiscal Year 2003 Compared to Fiscal Year 2002

Under the provisions of SFAS No. 131, the Company has historically disclosed financial information for two reportable segments: Software Systems and Services and Appraisal Services. Due to internal reorganizations during fiscal 2004 and the fact that Appraisal Services are tightly integrated with Software Systems and Services, the Company has concluded under the provisions of SFAS No. 131 that its entire operations now meet the definition of a single segment. Since the Company did report financial information for two segments during fiscal 2003 and 2002, there are multiple references to these segments in the paragraphs that follow.

Total net revenues of $10.5 million and $40.4 million for the three months and year ended April 30, 2003, were approximately 8% and 2% lower than the net revenues of $11.4 million and $41.1 million that were reported for the three months and year ended April 30, 2002, respectively.

Software Systems and Services segment revenues were comparable at approximately $8.7 million and $8.8 million for the three months ended April 30, 2003 and 2002, respectively. Software Systems and Services segment revenues increased by approximately 10% to $33.6 million for fiscal 2003, compared to $30.6 million for fiscal 2002. These revenues included software license fees, hardware sales, forms and supply sales and various professional services, such as software support, data conversions, installation, training, project management, hardware maintenance, forms processing and printing.

The year-over-year increase was primarily due to growth in professional services revenues of $1.6 million and recurring support revenues of $1.7 million over the fiscal 2002 results. The increase in professional services revenue was due to the execution of a number of new MVP Tax and ProVal contracts in Indiana and the Southeast region during fiscal 2003, as well as continued progress on the larger MVP Tax projects in Cuyahoga County, Ohio, Dauphin County, Pennsylvania, Baltimore, Maryland and Jefferson County, Alabama. MVP Tax was being utilized by 42 counties in four states and was in the process of being implemented in three additional states during fiscal 2003. The increase in recurring support revenues was due to a number of new software installations and annual price increases. Recurring support, maintenance and printing services represented approximately 53%, or $17.8 million, of this segment's annual revenue. Software license fees of $5.3 million for fiscal 2003, which represented approximately 16% of this segment's annual revenue were approximately 7% lower than the $5.7 million recognized in fiscal 2002. This decline was due to the down economy and a few of the Company's larger development projects taking longer to complete than initially anticipated.

Appraisal Services segment revenues, which included fees for mass real estate appraisals or revaluations, decreased by 30% to $1.8 million for the three months ended April 30, 2003 and by 35% to $6.8 million for fiscal 2003. These anticipated decreases were the result of the cyclical nature of this segment's business activities. The Company's largest market for these services, Ohio, uses a six-year cycle for revaluations. Revenues from this segment are expected to increase in fiscal 2004, because of the growth in backlog. The Company's backlog for appraisal services at April 30, 2003, of $11.5 million was significantly higher than the $5.8 million reported at April 30, 2002. While the Company continued to actively pursue new appraisal service contracts, efforts were being primarily focused on its traditional markets in Ohio, Indiana and Pennsylvania where the Company had historically been more successful in executing profitable contracts.

As noted in prior years, the Company reserved 100% of the retainage revenue related to the Allegheny County appraisal project and a portion of the gross under-billed position associated with appraisal contracts recognized based on percentage of completion accounting, which historically approximated 13% of the gross under-billed amount. This reserve contained a general provision of 2% of the gross under-billed position as well as a specific provision for accounts the Company believed would be difficult to collect. This reserve methodology was consistent with the methodology utilized in calculating the Company's allowance for doubtful accounts related to its accounts receivable. As of April 30, 2003 and 2002, the total reserve against retainage revenue remaining under all appraisal service projects (including Allegheny) was approximately $653,000 and $777,000, respectively. The total reserve against retainage revenue under the Allegheny County project was approximately $418,000 at both April 30, 2003 and 2002. The Company continued to believe it was appropriate to reserve 100% of the remaining unpaid Allegheny retention as well as certain other monies due for the performance of additional services in connection with that contract, because certain officials of Allegheny County continued to contest the payment of such amounts. The ultimate collection of these monies was pending an order from the judge who initially ordered the reassessment, which was expected to be issued by the end of calendar 2003.

Cost of revenues of $5.8 million for the three months ended April 30, 2003, decreased by 17% compared to $7.0 million for the three months ended April 30, 2002. Annual cost of revenues decreased by 11% from $25.8 million in fiscal 2002 to $23.0 million for the year ended April 30, 2003. These decreases were primarily due to a shift in the mix of revenues and costs generated by the Company's two reportable segments, as well as the decrease in net revenues for fiscal 2003. Gross margins were 45% and 43% for the three and twelve months ended April 30, 2003, respectively, compared to 39% and 37% for the prior year comparable periods. The Software Systems and Services segment typically yielded a higher gross margin than the Appraisal Services segment, which is highly labor intensive. Gross margins for the Software Systems and Services segment were approximately 55% for the three months and year ended April 30, 2003 and 2002. Since this segment accounted for a larger portion of the overall revenues and related costs, the combined margins were better than those that were reported for the fiscal 2002 comparable periods.

Selling, general and administrative expenses decreased by approximately $100,000 or 3% to $4.0 million for the three months ended April 30, 2003, and increased by approximately $577,000 or 4% to $15.3 million for the fiscal year ended April 30, 2003 versus the comparable periods in fiscal 2002. The annual increase was primarily due to the Company's continued investment in its software products, which was an integral component of the Company's growth strategy. Research and development costs of approximately $1.6 million and $5.7 million were included in selling, general and administrative expense for the three months and year ended April 30, 2003, respectively as compared to $900,000 and $4.7 million for the three months and year ended April 30, 2002. These increases were primarily due to increased development activities associated with the MVP Tax and Internet products and the increased utilization of outsourced third-party developers in fiscal 2003 versus fiscal 2002. The Company also incurred approximately $368,000 of bad debt expense during fiscal 2003 primarily to reserve for the remaining East Coast exposure associated with the Appraisal Services segment. These increases were offset by the discontinuance of goodwill amortization expenses due to the implementation of SFAS

No. 142. This expense was included in selling, general and administrative expense for fiscal 2002. The effect of discontinuing the amortization of goodwill also benefited net income for the three months ended April 30, 2003, by approximately $163,000 or $.04 per diluted share and net income for fiscal 2003 by $603,000 or $.16 per diluted share.

As a result of the factors noted above, the Company reported substantial improvements in its operating income for the three months and year ended April 30, 2003. Operating income increased by approximately $390,000 to $737,000 for the three months and $1.5 million to $2.1 million for the fiscal year ended April 30, 2003.

Net other income for the three months and year ended April 30, 2003, increased by approximately $52,000 and $172,500 over the comparable fiscal 2002 amounts to approximately $86,000 and $227,000, respectively. The improvement in net other income for both the three months and year ended April 30, 2003, was due to increased interest income associated with the Company's growing cash balances as well as rental income generated from leasing back half of the building acquired during fiscal 2003 in Portage, Michigan to the prior owner.

The Company's provision for federal income taxes generally fluctuates with the level of pretax income. The effective tax rates for the three months and year ended April 30, 2003 were approximately equal to the statutory rate, which was 34%. The fiscal 2003 effective rate was substantially lower than the fiscal 2002 rate because of the implementation of SFAS No. 142. SFAS No. 142 eliminated goodwill amortization expense, which was primarily non-deductible for tax purposes. See Note 5 of the Notes to Consolidated Financial Statements for further details.

Net income was approximately $544,000 or $.13 per diluted share for the three months ended April 30, 2003, versus net income of approximately $151,000 or $.04 per diluted share for the three months ended April 30, 2002. Net income for fiscal 2003 was $1.5 million or $.38 per diluted share compared to net income of approximately $0.2 million or $.06 per diluted share for fiscal 2002.

Diluted weighted average outstanding common shares increased by 295,000 shares for the three months and 171,000 shares for the year ended April 30, 2003, versus the comparable fiscal 2002 periods. These increases were due to the issuance of stock associated with the Company's Employee Stock Purchase Plan, the issuance of stock associated with the Proval merger and the inclusion of additional shares within the diluted weighted average base as fewer options were under water than in the comparable periods in fiscal 2002. These increases were partially offset by the repurchase of 51,200 shares of common stock by the Company during fiscal 2003 in accordance with its previously announced repurchase program.

Quarterly Results

The following table sets forth selected unaudited quarterly financial data for the last eight quarters:

	Fiscal 2004				Fiscal 2003			
	April 30, 2004	**January 31, 2004**	**October 31, 2003**	**July 31, 2003**	April 30, 2003	January 31, 2003	October 31, 2002	July 31, 2002
For the quarter ended:								
Net revenues	**$11,309,419**	**$ 9,050,583**	**$ 8,997,696**	**$ 9,097,598**	$10,539,847	$10,651,167	$ 9,698,714	$ 9,497,537
Gross profit	**6,037,834**	**4,216,925**	**3,870,923**	**3,623,858**	4,724,596	4,518,514	4,165,697	3,960,719
Income from operations	**1,585,870**	**758,684**	**174,409**	**275,836**	737,390	597,505	358,371	369,847
Net income	**988,972**	**800,873**	**158,852**	**2,637,008**	543,594	425,028	269,636	272,064
Basic earnings per share	**.24**	**.20**	**.04**	**.68**	.14	.11	.07	.07
Diluted earnings per share	**.23**	**.18**	**.04**	**.63**	.13	.11	.07	.07
At quarter end:								
Cash and short-term investments	**10,125,370**	**9,467,203**	**9,037,809**	**10,121,751**	10,349,165	8,036,107	8,020,289	7,332,925
Total assets	**32,882,639**	**34,000,173**	**30,098,755**	**32,539,967**	31,330,567	31,500,838	28,637,310	28,288,132
Shareholders' equity	**20,295,953**	**18,986,131**	**17,939,255**	**17,771,081**	15,050,582	13,620,241	13,172,256	12,815,873
Book value per share	**$ 4.75**	**$ 4.48**	**$ 4.27**	**$ 4.29**	$ 3.64	$ 3.40	$ 3.28	$ 3.20

Financial Condition and Liquidity

Working capital of $10.2 million at April 30, 2004, has increased by 97% compared to the $5.2 million that was reported at April 30, 2003. These levels reflect current ratios of 1.84 and 1.32, respectively. The improvement in both working capital and the current ratio is primarily due to the proceeds resulting from the sale of the Financial Product line and the execution and related recognition of deferred revenue associated with the Company's backlog, particularly in the Florida market during fiscal 2004.

Shareholders' equity at April 30, 2004, increased by $5.2 million to $20.3 million from the balance reported at April 30, 2003. This was due to $4.6 million of net income, $398,000 of employee stock purchases, as well as the associated tax benefit from option exercises, and $379,000 of deferred compensation expense. These increases were offset by $118,000 of Company stock repurchases. As a result, book value per share increased to $4.75 as of April 30, 2004, from $3.64 at April 30, 2003. Book value per share was calculated by dividing total shareholders' equity by the sum of total shares outstanding and total shares pending issuance at the respective year ends.

The nature of the Company's business is generally not property or equipment intensive. Net capital expenditures declined by approximately $782,000 to approximately $709,000 for the year ended April 30, 2004, in comparison to $1.5 million of capital expenditures for the year ended April 30, 2003. The prior year amount included a non-recurring expenditure associated with the acquisition of a 25,000 square foot building that adjoins the Company's current corporate facility in Portage, Michigan. The Company paid $610,000 in cash for the building in addition to $28,000 for related improvements. The Company is leasing back approximately 50% of this additional space to the prior owner for 10 years and plans to use 7,500 square feet of the space for growth. The remaining 5,000 square feet is available for rent until it is needed by the Company. Prior year expenditures also included approximately $200,000 for renovations, furniture and fixtures associated with the relocation of the Company's Canton, Springfield and Dayton, Ohio offices, and the expansion of the Tampa, Florida office. The Company's Dayton and Springfield offices were consolidated into one new office in Beavercreek, Ohio. The remaining fiscal 2003 expenditures, as well as the fiscal 2004 expenditures primarily relate to purchases or upgrades of computer hardware and software used by the Company's development and support personnel.

The Company continues to invest significantly in its products. The Company's research and development expenditures charged to expense were $1.2 million and $6.4 million for the fourth quarter and year ended April 30, 2004, compared to $1.0 million and $5.7 million for the respective prior year periods. These amounts include the annual amortization expense associated with software capitalized in prior periods. In addition, the Company capitalized approximately $461,000 and $1.6 million of development cost for the fourth quarter and year ended April 30, 2004, compared to $260,000 and $1.3 million for the respective prior year comparable periods.

Since the Company's revenues are generated from contracts with local governmental entities, it is not uncommon for certain of its accounts receivable to remain outstanding for approximately three to four months, thereby having a negative impact upon cash flow. The Company currently has a secured line of credit agreement with Comerica Bank at the prime rate of interest less .25%, up to a maximum of $6.0 million. Borrowings under this agreement are contingent on meeting certain funded debt to EBITDA levels. As of April 30, 2004, the Company was eligible for the full $6 million, but had no borrowings outstanding under its line of credit. The Company anticipates that the line of credit, together with existing cash and short-term investments of approximately $10.1 million, and cash generated from future operations, will be sufficient for the Company to meet its working capital requirements for the foreseeable future.

On October 13, 2003, the Board of Directors authorized the Company to repurchase up to $500,000 of its common stock over the next 12 months. This was essentially a renewal of the expired one-year repurchase program, which had been approved on October 10, 2002. The Company has not repurchased any shares under the 2003 program as of the date of this report. Since October 10, 2002, the Company repurchased a total of 59,450 shares of common stock for approximately $371,000 under the 2002 program.

The Board of Directors approved the Manatron, Inc. Supplemental Executive Retirement Plan (the "Plan") effective January 1, 2002, for certain executive officers and employees of the Company. Under this nonqualified Plan, the Company is obligated to contribute 5% of a participant's annual cash compensation to a Rabbi trust on behalf of the participants for a period of ten years. This is a fully funded plan whereby each annual contribution vests evenly over a three-year period. Participants may also elect to make pre-tax contributions to the trust. Payments will begin on January 1st following the later of (i) a participant's termination of employment; or (ii) the participant's 55th birthday. The total amount charged to expense in fiscal 2004 and 2003 was approximately $36,000 and $25,000, respectively. As of April 30, 2004 and 2003, the total value of vested participant contributions was approximately $61,000 and $25,000, respectively.

The following table lists the Company's significant contractual obligations as of April 30, 2004:

The Company has the following payments under contractual obligations due by period:

	Total	Less than 1 year	1–3 years	4–5 years	More than 5 years
Operating leases	$2,374,000	$767,000	$1,280,000	$327,000	$—
Total	$2,374,000	$767,000	$1,280,000	$327,000	$—

(1) The operating leases reported in this table are also reported in the immediately following section entitled "Off-Balance Sheet Arrangements."

Off-Balance Sheet Arrangements

The Company has no significant off-balance sheet transactions other than operating leases for real estate. It also is not the Company's policy to issue guarantees to third parties. The Company's future contractual obligations for operating leases with initial terms greater than one year are summarized as follows for the next five fiscal years ended April 30:

2005	2006	2007	2008	2009
$767,000	$712,000	$568,000	$327,000	$—

The Company cannot precisely determine the effect of inflation on its business. The Company continues, however, to experience relatively stable costs for its inventory and equipment as the computer hardware market is very competitive. The Company anticipates that inflationary price increases related to labor and overhead will have a negative effect on cash flow and net income to the extent that the increases cannot be offset through improved productivity and price increases.

Forward-Looking Statements

In addition to historical information, this Annual Report contains forward-looking statements about the plans, strategies, objectives, goals or expectations of the Company. These forward-looking statements are made in reliance upon safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve important known and unknown risks, uncertainties and other factors and can be identified by phrases using "estimate," "anticipate," "believe," "project," "expect," "intend," "predict," "potential," "future," "may," "should" and similar expressions or words. The Company's future results, performance or achievements may differ materially from the results, performance or achievements discussed in the forward-looking statements. There are numerous factors that could cause actual results to differ materially from the results discussed in forward-looking statements, including:

- The impact that the following factors can have on the Company's business and the computer software and service industry in general:
  - —Changes in competition and pricing environments: if competition increases in the computer software and service industry (particularly the segment of the industry that supplies governmental units), companies with greater capital reserves and greater diversification may have more options at their disposal for handling increased competition than the Company does.
  - —Potential negative side effects stemming from the Company's expansion into new regional markets, including Canada: as a result of this expansion, the Company may face unanticipated pitfalls.
  - —Pricing and availability of equipment, materials, inventories and programming.

—Changes in existing computer software and service industry laws or the introduction of new laws, regulations or policies that could affect the Company's business practices, including, by way of example, intellectual property laws and laws affecting software providers' liability: these laws, regulations or policies could impact the computer software and service industry as a whole, or could impact only those portions of the computer software and service industry in which the Company is currently active, for example, privacy laws regulating how governmental units store and provide access to information; in either case, the Company's profitability could be injured due to an industry-wide market decline or due to the Company's inability to compete with other computer software and service industry companies that are unaffected by these laws, regulations or policies.

—Changes in technology that render the Company's products obsolete or incompatible with hardware or other software.

—The Company's success in and expense associated with the development, production, testing, marketing and shipping of products, including a failure to ship new products and technologies when anticipated, failure of customers to accept these products and technologies when planned and any defects in products.

—The Company's ability to implement successfully its business strategy of developing and licensing client/server decision support applications software designed to address specific industry markets.

—The Company's ability to assess future revenue: the Company's expense levels are based, in part, on its expectations as to future revenue and a significant portion of the Company's expenses do not vary with revenue; as a result, if revenue is below expectations, results of operations are likely to be materially adversely affected.

—Continued availability of third-party software and technology incorporated in the Company's products.

—The potential negative impact of the fact that purchase of the Company's products is relatively discretionary and generally involves a significant commitment of capital; in the event of any downturn in any potential customer's business or the economy in general, purchases of the Company's products may be deferred or canceled.

- Changes in economic conditions, including changes in interest rates, financial market performance and the computer software and service industry, including a reduction in information technology spending: these types of changes can impact the economy in general, resulting in a downward trend that impacts not only the Company's business, but all computer software and service industry companies; or, the changes can impact only those parts of the economy upon which the Company relies in a unique fashion, including, by way of example:

  —Economic factors that affect local governmental budgets.

  —Economic factors that may affect the success of the Company's acquisition strategy.

- Changes in the financial markets, the economy, governmental spending and the demand for software and related services and products resulting from recent events relating to the terrorist attacks on September 11, 2001, other terrorist activities, the continuing war on terrorism, and the ongoing war in Iraq, that have created significant global economic and political uncertainties.

This list provides examples of factors that could affect the results described by forward-looking statements contained in this Annual Report. However, this list is not intended to be exhaustive; many other factors could impact the Company's business and it is impossible to predict with any accuracy which factors could result in which negative impacts. Although the Company believes that the forward-looking statements contained in this Annual Report are reasonable, the Company cannot provide any guarantee that the anticipated results will be achieved. All forward-looking statements in this Annual Report are expressly qualified in their entirety by the cautionary statements contained in this section and readers are cautioned not to place undue reliance on the forward-looking statements contained in this Annual Report. In addition to the risks listed above, other risks may arise in the future, and the Company disclaims any obligation to update information contained in any forward-looking statement.

Quantitative and Qualitative Disclosures About Market Risk

The Company's primary market risk exposure is a potential change in interest rates in connection with its outstanding line of credit. As of April 30, 2004, there were no borrowings outstanding under this line of credit. However, the Company does have the ability to draw on this line of credit, which could result in a potential interest rate risk. Based on the Company's historical borrowings, a change of 1% in interest rates would not have a material adverse effect on the Company's financial position. The Company does not enter into market risk sensitive instruments for trading purposes.

The Company does not believe that there has been a material change in the nature or categories of the primary market risk exposures or the particular markets that present the primary risk of loss to the Company. As of the date of this report, the Company does not know of or expect any material changes in the general nature of its primary market risk exposure in the near term. In this discussion, "near term" means a period of one year following the date of the most recent balance sheet contained in this report.

Prevailing interest rates and interest rate relationships are primarily determined by market factors that are beyond the Company's control. All information provided in response to this item consists of forward-looking statements. Reference is made to the section captioned "Forward-Looking Statements" in this Annual Report for a discussion of the limitations on the Company's responsibility for such statements.

Consolidated Balance Sheets

As of April 30,	**2004**	2003
ASSETS		
Current Assets:		
Cash and equivalents	**$ 8,775,370**	$ 9,349,165
Short-term investments	**1,350,000**	1,000,000
Accounts receivable less allowances of $747,000 and $1,320,000 at April 30, 2004 and 2003, respectively	**5,993,630**	6,120,880
Federal income tax receivable	**888,943**	—
Revenues earned in excess of billings and retainages on long-term contracts	**2,001,683**	1,130,447
Unbilled retainages on long-term contracts	**852,275**	546,893
Notes receivable	**1,065,943**	1,085,694
Inventories	**196,960**	276,590
Deferred tax assets	**1,011,000**	1,551,512
Other current assets	**369,125**	283,999
Total current assets	**22,504,929**	21,345,180
Net Property and Equipment	**2,937,837**	3,060,408
Other Assets:		
Notes receivable, less current portions	**178,052**	242,003
Computer software development costs, net of accumulated amortization	**2,202,034**	1,745,955
Goodwill	**4,886,676**	4,886,676
Other, net	**173,111**	50,345
Total other assets	**7,439,873**	6,924,979
	$32,882,639	$31,330,567
Current Liabilities:		
Accounts payable	**$ 778,630**	$ 835,688
Billings in excess of revenues earned on long-term contracts	**1,738,464**	3,086,372
Billings for future services	**7,019,186**	8,329,056
Accrued liabilities:		
Payroll and employee benefits	**2,008,080**	2,639,548
Income taxes	**225,839**	615,123
Other	**473,487**	624,198
Total current liabilities	**12,243,686**	16,129,985
Deferred Income Taxes	**343,000**	150,000
Shareholders' Equity:		
Preferred stock, no par value, 2,000,000 shares authorized, none issued	**—**	—
Common stock, no par value, 7,500,000 shares authorized, 4,274,310 and 3,997,354 shares issued and outstanding at April 30, 2004	**12,978,551**	11,130,096
Common stock pending issuance, 133,000 shares at April 30, 2003	**—**	924,350
Retained earnings	**8,455,323**	3,869,618
Deferred compensation	**(1,137,921)**	(873,482)
Total shareholders' equity	**20,295,953**	15,050,582
	$32,882,639	$31,330,567

The accompanying notes are an integral part of these consolidated balance sheets.

Consolidated Statements of Operations

For the Years Ended April 30,	**2004**	2003	2002
Net Revenues:			
Software licenses	**$ 5,429,175**	$ 5,272,552	$ 5,655,452
Professional and mass appraisal services	**31,413,303**	32,546,884	32,841,111
Hardware and supply sales	**1,612,818**	2,567,829	2,635,155
Total net revenues	**38,455,296**	40,387,265	41,131,718
Cost of Revenues:			
Software licenses	**1,593,985**	1,550,409	1,378,546
Professional and mass appraisal services	**17,844,704**	19,600,123	22,387,209
Hardware and supply sales	**1,267,067**	1,867,207	2,033,280
Total cost of revenues	**20,705,756**	23,017,739	25,799,035
Gross profit	**17,749,540**	17,369,526	15,332,683
Selling, General and Administrative Expenses	**14,954,741**	15,306,413	14,729,624
Income from operations	**2,794,799**	2,063,113	603,059
Gain on Sale (See Note 9)	**3,962,148**	—	—
Other Income, Net	**260,758**	227,209	54,655
Income before provision for income taxes	**7,017,705**	2,290,322	657,714
Provision for Income Taxes	**2,432,000**	780,000	430,000
Net Income	**$ 4,585,705**	$ 1,510,322	$ 227,714
Basic Earnings Per Share	**$ 1.15**	$ .40	$ .06
Diluted Earnings Per Share	**$ 1.06**	$ .38	$ .06

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Shareholders' Equity

For the Years Ended April 30, 2004, 2003 and 2002	Common Stock	Common Stock Pending Issuance	Retained Earnings	Deferred Compensation	Total Shareholders' Equity
Balance at April 30, 2001	$10,495,883	$ —	$2,131,582	$(1,486,943)	$11,140,522
Net income	—	—	227,714	—	227,714
Issuance of 39,955 shares under employee stock plans and tax benefit from stock option exercises	133,380	—	—	(32,525)	100,855
Amortization of deferred compensation	—	—	—	325,338	325,338
Issuance of 39,224 shares to the Company 401(k) plan	150,621	—	—	—	150,621
Issuance of 32,275 shares related to ProVal acquisition	101,666	—	—	—	101,666
Pending issuance of 93,903 shares related to ProVal acquisition	—	376,550	—	—	376,550
Balance at April 30, 2002	10,881,550	376,550	2,359,296	(1,194,130)	12,423,266
Net income	—	—	1,510,322	—	1,510,322
Repurchase of 51,200 shares by the Company	(292,120)	—	—	—	(292,120)
Issuance of 52,688 shares under employee stock plans and tax benefit from stock option exercises	164,116	—	—	22,069	186,185
Amortization of deferred compensation	—	—	—	298,579	298,579
Issuance of 93,903 shares related to ProVal acquisition	376,550	(376,550)	—	—	—
Pending issuance of 133,000 shares related to ProVal acquisition	—	924,350	—	—	924,350
Balance at April 30, 2003	11,130,096	924,350	3,869,618	(873,482)	15,050,582
Net income	—	—	4,585,705	—	4,585,705
Repurchase of 17,450 shares by the Company	(118,146)	—	—	—	(118,146)
Issuance of 76,806 shares under employee stock plans and tax benefit from stock option exercises	1,042,251	—	—	(643,791)	398,460
Amortization of deferred compensation	—	—	—	379,352	379,352
Issuance of 133,000 shares related to ProVal acquisition	924,350	(924,350)	—	—	—
Balance at April 30, 2004	**$12,978,551**	**$ —**	**$8,455,323**	**$(1,137,921)**	**$20,295,953**

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

For the Years Ended April 30,	**2004**	2003	2002
Cash Flows from Operating Activities:			
Net income	**$ 4,585,705**	$ 1,510,322	$ 227,714
Adjustments to reconcile net income to net cash and equivalents provided by (used for) operating activities:			
Gain on sale of Financial Product line (see Note 9)	**(3,962,148)**	—	—
Loss on sale of assets	**—**	33,773	28,011
Amortization expense	**1,159,079**	872,382	1,460,918
Depreciation expense	**796,699**	853,310	816,806
Deferred income tax expense	**733,512**	247,488	(226,000)
Amortization of deferred compensation	**379,352**	298,579	325,338
Issuance of shares to the 401(k) plan	**—**	—	150,621
Decrease (increase) in current assets:			
Accounts and notes receivable	**122,001**	2,052,728	547,410
Federal income tax receivable	**(888,943)**	—	935,000
Revenues earned in excess of billings and retainages and unbilled retainages on long-term contracts	**(1,176,618)**	759,750	1,533,787
Inventories	**79,630**	105,136	(135,731)
Other current assets	**(102,238)**	51,496	(119,039)
Increase (decrease) in current liabilities:			
Accounts payable and accrued liabilities	**(1,228,521)**	(468,116)	1,133,876
Billings in excess of revenues earned on long-term contracts	**(1,347,908)**	851,725	915,241
Billings for future services	**(748,715)**	318,370	2,262,554
Tax benefit from stock option exercises	**21,745**	8,638	9,022
Net cash and equivalents provided by (used for) operating activities	**(1,577,368)**	7,495,581	9,865,528
Cash Flows from Investing Activities:			
Proceeds from sale of Financial Product line (see Note 9)	**$ 3,451,491**	$ —	$ —
Proceeds from sale of property and equipment	**26,043**	11,509	12,000
Purchase of short-term investments	**(1,350,000)**	(1,000,000)	—
Maturity of short-term investments	**1,000,000**	—	—
Decrease in long-term notes receivable	**63,951**	171,699	266,320
Additions to property and equipment	**(709,370)**	(1,491,756)	(621,262)
Computer software development costs	**(1,615,158)**	(1,332,587)	(1,141,934)
Decrease (increase) in other assets	**(122,766)**	(38,892)	39,145
Net cash and equivalents provided by (used for) investing activities	**744,191**	(3,680,027)	(1,445,731)
Cash Flows from Financing Activities:			
Issuance of common stock, net	**$ 377,528**	$ 177,547	$ 91,833
Repurchases of common stock	**(118,146)**	(292,120)	—
Repayment of notes payable	**—**	—	(1,000,000)
Net reduction in line of credit	**—**	—	(2,564,286)
Net cash and equivalents provided by (used for) financing activities	**259,382**	(114,573)	(3,472,453)
Cash and Equivalents:			
Increase (decrease)	**$ (573,795)**	$ 3,700,981	$ 4,947,344
Balance at beginning of year	**9,349,165**	5,648,184	700,840
Balance at end of year	**$ 8,775,370**	$ 9,349,165	$ 5,648,184
Supplemental disclosures of cash flow information			
Interest paid on debt	**$ —**	$ —	$ 69,000
Income taxes paid	**$ 2,925,300**	$ 1,110,000	$ 206,000
ProVal contingent shares	**$ —**	$ 924,000	$ 478,000

The accompanying notes are an integral part of these consolidated statements.

(1) Summary of Significant Accounting Policies

The Company

Manatron, Inc. and its subsidiary (the "Company" or "Manatron") design, develop, market, install, and support a family of web-based and client/server application software products for county, city, and municipal governments. Manatron's products support the back-office processes for these government agencies and also facilitate the "Virtual Courthouse" by providing Internet access to information or by processing transactions over the Internet, such as the payment of property taxes, for industry professionals and the public, or by processing transactions over the Internet such as the payment of property taxes. The Company also provides mass appraisal services, assessing residential, commercial, and other types of properties to ensure updated and equitable property valuations. The Company's business is primarily concentrated in the Midwest and Southeast regions of the United States.

Principles of Consolidation

The Company's wholly-owned subsidiary, Manatron ProVal Corporation, was merged into Manatron, Inc., effective December 31, 2003, to simplify the Company's organizational structure. Therefore, Manatron, Inc. no longer has any subsidiaries. References to the subsidiary in the consolidated financial statements are however still applicable, as the prior year financial statements and a portion of the current year financial statements contain Manatron ProVal Corporation. All significant inter-company accounts and transactions have been eliminated for these periods.

Revenue Recognition

The Company enters into contracts with customers to sell application software; third party software; hardware; services, such as installation, training, project management and conversion; and post-contract support and maintenance ("PCS"). The Company recognizes revenue for contracts with multiple element software arrangements in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended. The Company allocates the total contract amount among each deliverable based on the relative fair value of each of the deliverables, determined based on vendor-specific objective evidence ("VSOE"). When discounts are offered in a contract, the Company utilizes the residual method, as defined in SOP 97-2, and allocates revenue to the undelivered element based on VSOE. The discount and remaining revenue are allocated to the delivered elements, which typically encompass the software and hardware components of the contract.

Certain of the Company's software contracts involve "off-the-shelf" software and services that are not considered essential to the functionality of the software. For these contracts, software revenue is recognized when installation has occurred, customer acceptance is reasonably assured, the sales price represents an enforceable claim and is probable of collection and the remaining services such as training and installation are considered nominal. Fees allocable to services under these arrangements are recognized as revenue as the services are performed.

Revenue related to sales of computer hardware and supplies are recognized when title passes, which is normally the shipping or installation date.

PCS includes telephone support, bug fixes, and rights to unspecified upgrades on a when-and-if available basis. These support fees are typically billed in advance on a monthly, quarterly or annual basis and are recognized as revenue ratably over the related contract periods.

Billings for future services, as reflected in the accompanying consolidated balance sheets, includes PCS and services that have been billed to the customer in advance of performance, customer deposits, and advanced billings for uninstalled software and hardware.

For contracts that include customization or modification of the software, or where software services are otherwise considered essential; or for mass appraisal projects, revenue is recognized using contract accounting. Revenue from these contracts is recognized using the percentage-of-completion method with progress-to-completion measured based primarily upon labor hours incurred for software contracts and units completed for appraisal contracts. Revenue earned is based on the progress-to-completion percentage after giving effect to the most recent estimates of total cost. Changes to total estimated contract costs, if any, are recognized in the period they are determined. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. As of April 30, 2004 and 2003, the reserves for contract losses, as well as billed retainages outstanding, associated with revenue that has been recognized, were not significant. The Company reports revenues earned in excess of billings and retainages and billings in excess of revenues earned for contracts in process at the end of each reporting period in the accompanying consolidated balance sheets.

Reserves for doubtful accounts receivable and reserves for revenues in excess of billings and unbilled retainages are established based on the Company's collection history and other known risks associated with the related contracts. The Company's contracts do not typically contain a right of return. As of April 30, 2004 and 2003, the reserve for returns was not significant.

Notes receivable result from certain software contracts in which customers pay for the application software, hardware or related services over an extended period of time, generally three to five years. Interest on these notes range from 8% to 10%. The Company recognizes revenue for these contracts when the related elements are delivered, since the contract terms are fixed and determinable, and the Company has a long standing history of collecting on the notes under the original payment terms without providing concessions. Certain of the Company's contracts with customers include lease terms which meet the criteria of sales type leases as defined by Statement of Financial Accounting Standards (SFAS) No. 13, "Accounting for Leases." However, the Company's leasing activities are not a significant part of its business activities and are not material to the consolidated financial statements.

Cash and Equivalents and Short-term Investments

Cash and equivalents of $8,775,370 and $9,349,165 at April 30, 2004 and 2003, respectively, consist of money market funds and short-term time deposits with maturities of 90 days or less. Short-term investments of $1,350,000 and $1,000,000 at April 30, 2004 and 2003, respectively, consist of time deposits with a prominent financial institution, with maturities of greater than 90 days but less than one year.

Accounts Receivable Allowances

Accounts receivable allowances are based on known customer exposures, historic experience and the specific identification of potentially uncollectible accounts. In addition to known or judgmental components a policy that consistently applies reserve rates based on the age of outstanding accounts receivable is followed. Actual collections may differ, requiring adjustments to the reserves. Individual accounts receivable balances are evaluated on a quarterly basis, and those balances considered to be uncollectible are charged to the allowance. Collections of amounts previously written off are recorded as an increase to the allowance. Bad debt expense (recoveries) amounted to approximately ($313,000), $595,000 and $390,000 for fiscal 2004, 2003 and 2002, respectively.

Inventories

The Company values its inventories at the lower of cost or market. Cost is determined using the first-in, first-out method. The Company's inventories consist of the following at April 30:

	2004	2003
Computer hardware and repair parts	**$ 50,842**	$103,197
Data processing supplies and purchased software products	**146,118**	173,393
	$196,960	$276,590

Property and Equipment

Additions to property and equipment are recorded at cost. Net property and equipment consists of the following at April 30:

	2004	2003
Building and improvements	**$ 2,008,582**	$ 1,958,673
Furniture and fixtures	**765,389**	837,873
Equipment and software	**5,725,522**	6,020,060
Vehicles	**183,832**	149,792
	8,683,325	8,966,398
Less—Accumulated depreciation	**(5,745,488)**	(5,905,990)
	$ 2,937,837	$ 3,060,408

Depreciation of property and equipment is computed over the estimated useful lives of the related assets using primarily the straight-line method for financial reporting and accelerated methods for tax purposes. Leasehold improvements are capitalized and depreciated over the life of the related lease or the estimated useful life, whichever is shorter. Maintenance and repair costs that do not add to the economic useful lives of the related assets are expensed as incurred. Depreciation expense was approximately $797,000, $853,000 and $817,000 for the years ended April 30, 2004, 2003 and 2002, respectively.

The estimated useful lives of the assets used to compute depreciation expense are as follows:

Asset Description	Years
Building and improvements	5–20
Furniture and fixtures	4–7
Equipment and software	3–7
Vehicles	3

Software Development Costs

The Company's research and development expenditures relate primarily to computer systems design, development and testing. Software development costs included in expense in the accompanying statements of operations were approximately $6.4 million, $5.7 million and $4.7 million for 2004, 2003 and 2002, respectively. These amounts include the annual amortization expense associated with software capitalized in prior periods.

The Company capitalizes software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," which requires capitalization of software development costs incurred subsequent to establishment of technological feasibility and prior to the availability of the product for general release to customers. The Company capitalized approximately $1,615,000, $1,333,000 and $1,142,000 of computer software development costs during fiscal 2004, 2003 and 2002, respectively.

Amortization of software development costs is computed using the greater of the straight-line or unit cost method. While the product life-cycles historically have been in excess of ten years for local governments, the Company utilizes a three-year life due to the rapid pace at which technology has been changing. Accumulated amortization was approximately $8,732,000 and $7,573,000 as of April 30, 2004 and 2003, respectively. Amortization expense was approximately $1,159,000, $872,000 and $806,000, in fiscal 2004, 2003 and 2002, respectively, and is included in cost of revenues in the accompanying consolidated statements of operations.

Business Reportable Segments

Under the provisions of Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" (SFAS 131), the Company has historically disclosed two reportable segments: Software Systems and Services and Appraisal Services. As noted during the Company's third quarter of fiscal 2004, due to internal reorganizations and the fact that Appraisal Services are tightly integrated with Software Systems and Services, the Company has concluded under the provisions of SFAS No. 131 that its entire operations now meet the definition of a single segment. All financial data that were disclosed separately by segment in previously filed reports, have been combined as one reportable segment for all periods covered by the Consolidated Financial Statements of the Company.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the sum of the weighted average number of common shares outstanding and all potentially dilutive common shares. Potentially dilutive common shares include all shares that may become contractually issuable. For the Company, dilutive potential common shares primarily are comprised of shares issuable under employee stock plans and pending common stock issuances.

The following table reconciles the numerators and denominators used in the calculation of basic and diluted earnings per share for each of the periods presented:

	2004	2003	2002
Numerators:			
Net income	**$4,585,705**	$1,510,322	$ 227,714
Denominators:			
Denominator for basic earnings per share, weighted average outstanding common shares[4]	**3,997,180**	3,817,391	3,613,769
Potentially dilutive common shares	**318,057[1]**	173,048[2]	205,384[3]
Denominator for diluted earnings per share	**4,315,237**	3,990,439	3,819,153
Earnings per share			
Basic	**$ 1.15**	$ .40	$ .06
Diluted	**$ 1.06**	$ .38	$ .06

(1) Options to purchase 25,000 shares of common stock at $8.11 per share were outstanding during the year ended April 30, 2004, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common stock and would therefore have been antidilutive.

(2) Options to purchase 308,352 shares of common stock at prices ranging from $5.125 to $7.00 per share were outstanding during the year ended April 30, 2003, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common stock and would therefore have been antidilutive.

(3) Options to purchase 453,952 shares of common stock at prices ranging from $3.88 to $7.00 per share were outstanding during the year ended April 30, 2002, but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common stock and would therefore have been antidilutive.

(4) These amounts exclude unvested restricted stock, which amounted to 209,000, 174,725 and 213,500 shares for the periods ending April 30, 2004, 2003 and 2002, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation to employees under stock option plans using the intrinsic value method presented in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As a result, no compensation cost has been recognized with respect to options granted to employees based on fair value at the measurement date, which is typically the grant date. Had compensation costs for these plans been recognized consistent with SFAS 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the following pro forma amounts for the years ended April 30:

	2004	2003	2002
Net income as reported	**$4,585,705**	$1,510,322	$ 227,714
Compensation expense—fair value method	**(330,083)**	(231,568)	(395,482)
Pro forma net income	**$4,255,622**	$1,278,754	$(167,768)
Basic EPS			
As reported	**$ 1.15**	$ .40	$ .06
Pro forma	**$ 1.06**	$ .33	$ (.05)
Diluted EPS			
As reported	**$ 1.06**	$ .38	$ .06
Pro forma	**$ 1.00**	$ .33	$ (.05)

The fair value of each option granted in fiscal 2004, 2003 and 2002 is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2004	2003	2002
Risk-Free Interest Rate	**3.28%**	3.7%	4.6%
Expected Life	**4.8 years**	4.3 years	4.4 years
Expected Volatility	**68.55%**	82.12%	89.16%
Expected Dividend Yield	**—**	—	—

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amount of the Company's financial instruments included in current assets and current liabilities approximate their fair value due to their short-term nature. The fair value of the notes receivable is estimated by discounting expected future cash flows using current interest rates at which similar loans would be made to customers with similar credit ratings and remaining maturities. As of April 30, 2004 and 2003, the fair value of the notes receivable approximated the carrying value.

Reclassifications

Certain reclassifications have been made to the prior year's statements to conform to the current year presentation.

New Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities," as revised in December 2003 (FIN 46(R)). The new rule requires that companies consolidate a variable interest entity if the company is subject to a majority of the risk of loss from the variable interest entity's activities, or is entitled to receive a majority of the entity's residual returns or both. The Company does not have any special purpose entities, as defined, nor has the Company acquired a variable interest in an entity where the Company is the primary beneficiary since January 31, 2003. The implementation of Interpretation 46 (R) did not have a material effect on the consolidated financial statements.

(2) Goodwill and Other Intangible Assets

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets," effective May 1, 2002. SFAS No. 142 requires companies to discontinue amortizing goodwill and certain intangible assets with an indefinite life. Instead, companies are required to review goodwill and intangible assets with an indefinite useful life for impairment at least annually or more frequently if indicators of impairment occur. The Company performs its evaluation annually as of May 1st of each respective year. During fiscal 2003, the Company employed the services of an independent third party to assist in the step one evaluation of goodwill impairment as of May 1, 2002. Both the initial and annual tests in accordance with SFAS 142 indicated no impairment of goodwill at the step one level, therefore no additional step two testing has been required.

The table below reconciles reported net earnings to adjusted net earnings for 2002 had the non-amortization provisions of SFAS No. 142 been applied to that year.

	2002
Reported net income	$227,714
Add back: goodwill amortization, net of tax	603,396
Adjusted net income	$831,110
Reported basic earnings per share	$ .06
Goodwill amortization	.16
Adjusted basic earnings per share	$ .22
Reported diluted earnings per share	$ .06
Goodwill amortization	.16
Adjusted diluted earnings per share	$ .22

(3) Line of Credit Facility

The Company currently has a secured line of credit agreement which provides for borrowings up to $6 million at the prime rate of interest less .25%. Borrowing limits under this agreement are contingent on meeting certain funded debt to EBITDA levels. As of April 30, 2004, the Company was eligible for the full $6 million of borrowings. As of April 30, 2004 and 2003, respectively, the Company had no borrowings outstanding under its line of credit. Due to the demand structure of this agreement, there are no covenant requirements.

(4) Rental Commitments

The Company leases the majority of its office and warehouse space under operating lease agreements with various terms through fiscal 2008. Total rent expense reflected in the accompanying consolidated statements of operations was approximately $882,000, $867,000 and $917,000 for fiscal 2004, 2003 and 2002, respectively.

Future minimum rental payments under non-cancelable operating leases at April 30, 2004, for the next five fiscal years are approximately as follows:

Fiscal Year	Amount
2005	$767,000
2006	712,000
2007	568,000
2008	327,000
2009	—

(5) Income Taxes

The provision for income taxes consists of the following:

	2004	2003	2002
Current	**$1,698,000**	$533,000	$ 656,000
Deferred	**734,000**	247,000	(226,000)
	$2,432,000	$780,000	$ 430,000

A reconciliation of the amounts computed by applying the statutory federal income tax rate of 34% to pretax income and the provision for federal income taxes as reflected in the accompanying consolidated statements of operations is as follows:

	2004	2003	2002
Computed tax expense using the 34% statutory rate	**$2,386,000**	$779,000	$224,000
Tax-exempt interest income	**(13,000)**	(13,000)	(15,000)
Non-deductible goodwill amortization	—	—	172,000
Non-deductible meals and entertainment	**44,000**	42,000	49,000
State taxes, change in tax reserves	**14,000**	—	—
Other	**1,000**	(28,000)	—
	$2,432,000	$780,000	$430,000

The tax effect and type of significant temporary differences that gave rise to the deferred tax assets (liabilities) as of April 30, 2004 and 2003, are approximately as follows:

	2004	2003
Deferred tax assets (liabilities):		
Valuation reserves not currently deductible	**$ 421,000**	$ 740,000
Accrued liabilities not currently deductible	**628,000**	820,000
Software development costs expensed for tax purposes	**(523,000)**	(395,000)
Deferred compensation expense	**155,000**	125,000
Other	**(13,000)**	112,000
Net deferred tax asset	**$ 668,000**	$1,402,000

The amount payable for income taxes is further impacted by the tax benefits associated with the disposition of stock under the stock plans described in Note 6. These amounts totaled approximately $22,000, $9,000 and $9,000 in fiscal 2004, 2003 and 2002, respectively.

(6) Employee Stock Plans

The Manatron, Inc. Employee Stock Purchase Plan of 2003 (the "Purchase Plan") provides for eligible employees to authorize the Company to withhold up to 10% of their base compensation for the purchase of shares of Manatron common stock. Approximately 42, or 12%, of the Company's employees participated in the Purchase Plan during fiscal 2004. The purchase price for each share is equal to 85% of the market value on the day of the purchase. Shares are purchased on the last day of each calendar quarter. In addition, the market value of shares purchased by a participant cannot exceed $25,000 in any one year. A total of 75,000 shares were reserved for issuance under the Purchase Plan. During 2004, 2003 and 2002, employees purchased 9,644, 12,938 and 17,355 shares, respectively. The weighted average fair value of shares purchased was $6.48, $3.95 and $3.18 in 2004, 2003 and 2002, respectively. As of April 30, 2004, there were 65,356 shares of Company common stock available for purchase under the Purchase Plan. No amounts are charged to operations related to the Purchase Plan. Since the inception of the Company's first stock purchase plan in 1987 and through April 30, 2004, a total of 166,060 shares have been purchased under current and prior stock purchase plans by participants at prices ranging from $1.27 to $8.23 per share.

The Company has three restricted stock plans that were developed to assist the Company in attracting, rewarding, and retaining well-qualified directors, executive personnel, and other key employees by offering them additional incentives to contribute to the long-term interests of the Company. Shares granted to employees typically vest over a three to five year period. The weighted average fair value of restricted stock granted in fiscal 2004, 2003 and 2002 was $7.49, $4.15 and $3.41, respectively. When shares are granted, the related expense is reflected as a deferred compensation component of shareholders' equity and is being amortized to expense over the applicable vesting periods. A short description of each restricted stock plan is as follows:

The Manatron, Inc. Restricted Stock Plan of 1987 (the "1987 Restricted Plan") provides for a committee appointed by the Board of Directors to grant up to 50,000 shares of common stock subject to certain restrictions. During fiscal 2003, 30,000 shares were granted under the 1987 Restricted Plan. No restricted shares were granted in fiscal 2004 or 2002 under this plan. As of April 30, 2004, 6,300 shares remain available for issuance under the 1987 Restricted Plan.

The Manatron, Inc. Restricted Stock Plan of 1998 (the "1998 Restricted Plan") provides for a committee appointed by the Board of Directors to grant up to 100,000 shares of common stock. No shares were granted in fiscal 2004, 2003 or 2002 under the 1998 Restricted Plan. Forfeited shares resulting from terminated participants with unvested shares are available for reissuance. During fiscal 2002, 800 shares were forfeited under the 1998 Restricted Plan. There were no shares forfeited in fiscal 2004 or 2003. As of April 30, 2004, 2,600 shares of common stock are available for issuance under the 1998 Restricted Plan.

The Manatron, Inc. Restricted Stock Plan of 2000 (the "2000 Restricted Plan") provides for a committee appointed by the Board of Directors to grant up to 100,000 shares of common stock. In fiscal 2004 and 2002, 17,000 and 11,500 shares, respectively, were issued under this plan. During fiscal 2003, no shares were granted under the 2000 Restricted Plan. Forfeited shares resulting from terminated participants with unvested shares are available for reissuance. During fiscal 2004 and 2003, 2,400 and 1,000 shares, respectively, were forfeited under the 2000 Restricted Plan. No restricted shares were forfeited in fiscal 2002. As of April 30, 2004, 72,900 shares of common stock are available for issuance under the 2000 Restricted Plan.

The Company has six additional Long-Term Incentive Plans, that allow for the issuance of stock options or a combination of both restricted stock and options. Stock options under these plans must be priced at 100% or greater of the fair market value of the common stock on the grant date. For employees of the Company owning stock with more than 10% of the voting rights, the exercise price of incentive stock options must be at least 110% of the fair market value of the shares on the grant date. The aggregate fair market value of options granted to any employee in any calendar year cannot exceed $100,000. The term of each option is determined by the Stock Option Committee, not to exceed ten years from the date of grant. If a participant ceases to be employed for any reason other than death, disability or termination for cause, the Participant may exercise any vested options within ninety days of the termination date. The vesting schedules of stock option and restricted stock issuances are at the discretion of the Stock Option committee, but typically vest over three to five years. A short description of all six of these plans, which have been approved by the shareholders, is as follows:

The Manatron, Inc. 1989 Stock Option Plan authorized the issuance of 100,000 stock options, based on approval by the Stock Option Committee. As of April 30, 2004, there were 39,656 options exercised and 65,150 options issued but not exercised. The 1989 Stock Option Plan expired on July 19, 1999, whereby no additional options may be issued from the 1989 Stock Option Plan; however, certain options outstanding may continue to be exercised until their term expires.

The Manatron, Inc. 1994 Long-Term Incentive Plan authorized 250,000 shares of common stock to be available for issuance, of which up to 50,000 shares were available for restricted stock awards and the remaining were available for options, based on approval by the Stock Option Committee. As of April 30, 2004, there were 83,500 options issued but not exercised and 47,250 shares of restricted stock issued under this plan. This plan expired on November 22, 2003, whereby no additional options or restricted stock may be issued from the plan; however, certain options outstanding may continue to be exercised until their term expires.

The Manatron, Inc. 1995 Long-Term Incentive Plan authorized 500,000 shares of common stock to be available for any form of Incentive Awards under the plan, including both options and restricted stock based on approval by the Stock Option Committee. As of April 30, 2004, there were 18,000 options available for issuance and 170,500 options issued but not exercised. No restricted stock has been issued under this plan.

The Manatron, Inc. Stock Incentive Plan of 1999 authorized 250,000 shares of common stock to be available in the form of Incentive Awards under the plan, including both stock options and restricted stock, based on approval by the Stock Option Committee. As of April 30, 2004, there were 54,600 options available for issuance and 187,700 options issued but not exercised. No restricted stock has been issued under this plan.

The Manatron, Inc. Executive Stock Plan of 2000 authorized 150,000 stock options and 150,000 shares of restricted stock to be granted to certain executives based on approval by the Stock Option Committee. The options and restricted stock vest at a rate of ten percent per year unless the Company's stock trades at $20 per share, in which case the vesting accelerates. All of these options and restricted stock were granted to participants during fiscal 2001. Forfeited shares and options resulting from terminated participants with unvested shares are available for reissuance. In fiscal 2003, 17,500 shares of restricted stock and 25,000 options were forfeited under the Executive Stock Plan of 2000 and were available for reissuance. During fiscal 2004, 15,000 shares of the restricted stock that were forfeited were granted to another participant. As of April 30, 2004, there are 27,500 shares available for issuance and 125,000 options issued but not exercised under the Executive Stock Plan of 2000.

The Manatron, Inc. Stock Option and Restricted Stock Plan of 2003 authorizes 200,000 shares of common stock to be available in the form of stock options or restricted stock for directors, corporate, divisional, and Subsidiary officers and other key employees based on approval by the Stock Option Committee. As of April 30, 2004, there are 100,000 shares available for issuance and 45,000 options issued but not exercised under the Stock Option and Restricted Stock Plan of 2003. In addition, 55,000 shares of restricted stock were issued under this plan during fiscal 2004.

A summary of the status of the Company's Option Plans at April 30, 2004, 2003 and 2002 and changes during the years then ended is presented in the table below:

	2004			2003			2002		
	Shares	**Weighted Average Exercise Price**	**Exercise Prices**	Shares	Weighted Average Exercise Price	Exercise Prices	Shares	Weighted Average Exercise Price	Exercise Prices
Outstanding at beginning of year	**697,552**	**$4.85**	**$1.5625–$7.00**	723,054	$4.42	$1.5625–$7.00	664,041	$ 4.73	$1.5625–$7.00
Granted	**45,000**	**$7.73**	**$7.25 –$8.11**	57,000	$4.66	$4.01 –$6.15	116,900	$ 3.43	$3.00 –$3.99
Exercised	**(58,702)**	**$4.12**	**$1.625 –$7.00**	(15,000)	$2.98	$1.625 –$5.375	(25,600)	$1.625	$1.625
Forfeited	**—**	**$ —**	**$ —**	(67,400)	$5.64	$3.03 –$7.00	(26,500)	$ 6.23	$1.875 –$6.75
Expired	**(7,000)**	**$6.14**	**$4.625 –$6.75**	(102)	$3.13	$3.125	(5,787)	$ 3.25	$3.25
Outstanding at end of year	**676,850**	**$4.74**	**$1.5625–$8.11**	697,552	$4.85	$1.5625–$7.00	723,054	$ 4.42	$1.5625–$7.00
Exercisable at end of year	**535,850**	**$4.38**		518,652	$4.17		501,404	$ 4.11	
Weighted average of fair value of options granted during the year		**$4.52**			$2.96			$ 2.36	

For various price ranges, information for options outstanding and exercisable for the Option Plans at April 30, 2004 was as follows:

	Outstanding Options			Exercisable Options	
Range of Exercise Prices	Shares	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$1.56–$2.50	148,500	2.18	$1.71	148,500	$1.71
$2.51–$4.00	115,950	6.85	$3.44	107,550	$3.39
$4.01–$5.25	90,900	6.47	$4.44	63,300	$4.57
$5.26–$8.11	321,500	6.41	$6.70	216,500	$6.66

(7) Employee Benefit Plans

The Company has an Employee Stock Ownership Plan ("ESOP"), profit sharing, and 401(k) plan covering substantially all of its employees. Company contributions to the profit sharing plan, which are subject to the discretion of the Board of Directors, were essentially discontinued when the ESOP component of the plan was added in 1995. Accordingly, no profit sharing contributions were approved for the years ended April 30, 2004, 2003 and 2002.

The Board of Directors approved an additional discretionary contribution of approximately $50,000 of Company common stock to the ESOP for each of the fiscal years ended April 30, 2004, 2003 and 2002. These contributions are allocated to the plan's participants based on each participant's compensation for the plan year in proportion to the total compensation paid to all eligible participants for the plan year. The fiscal 2003 and 2002 amounts were used to purchase 8,460 and 12,500 shares, respectively, of Manatron common stock that were allocated to ESOP participants at December 31, 2003 and 2002. The fiscal 2004 amount will be used to purchase shares that will be allocated to ESOP participants on December 31, 2004. As of April 30, 2004, there were 175,369 shares of the Company's stock held within the ESOP plan.

The Company's 401(k) plan allows eligible employees to contribute to the plan on a pretax basis, subject to certain IRS limitations. This money is deposited into a trust in which the employee has a number of investment alternatives. The Company provides a matching contribution equal to 25% of employee contributions not to exceed 1.25% of an employee's gross pay in a calendar year. Company matching contributions charged to expense for the fiscal years ended April 30, 2004, 2003 and 2002, were approximately $158,000, $150,000 and $151,000, respectively. In fiscal 2002, the matching contribution was made in the form of Company common stock.

The Company is self-insured for all employees' medical expenses incurred to a level of $60,000 per individual per year. Employees' medical expenses incurred beyond the $60,000 level are insured under a stop-loss coverage insurance plan. The Company does not provide health care or other post-employment benefits to retired employees.

The Board of Directors approved the Manatron, Inc. Supplemental Executive Retirement Plan (the "Plan") effective January 1, 2002, for certain executive officers and employees of the Company. Under this nonqualified Plan, the Company is obligated to contribute 5% of a participant's annual cash compensation to a Rabbi trust on behalf of the participants for a period of ten years. Each annual contribution vests evenly over a three-year period. Participants may also elect to make pre-tax contributions to the trust. Payments will begin on January 1st following the later of (i) a participant's termination of employment; or (ii) the participant's 55th birthday. The total amount charged to expense in fiscal 2004 and 2003 was approximately $36,000 and $25,000, respectively.

(8) Shareholder Rights Plan

On March 11, 1997, the Board of Directors declared a dividend distribution of one preferred stock purchase right ("Right") on each outstanding share of common stock of the Company. Each Right will, under certain circumstances, entitle the holder to buy one one-hundredth (1/100) of a share of Series A preferred stock, no par value ("Preferred Stock"), at an exercise price of $20 per share, subject to adjustment. Each share of Preferred Stock purchasable upon exercise of the Rights will have a minimum preferential quarterly dividend of $1 per share and will be entitled to an aggregate dividend of 100 times the dividend declared on the shares of common stock. In the event of liquidation, the holders of Preferred Stock will receive a minimum preferred liquidation payment of $10 per share and will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of common stock. Each share of Preferred Stock will have 100 votes, voting together with the common stock.

The Rights will be exercisable and transferable separately from the common stock only if a person or group who does not hold 15% or more of Manatron's outstanding common stock as of June 16, 1997, subsequently acquires 15% or more of Manatron's outstanding common stock or if a holder of 15% or more of Manatron's outstanding common stock as of June 16, 1997, subsequently acquires 20% or more of Manatron's outstanding common stock or if any person or group commences or announces an intention to commence a tender or exchange offer the consummation of which would give such person or group beneficial ownership of 30% or more of Manatron's outstanding common stock.

Additionally, if the Company subsequently engages in a merger or other business combination transaction in which the Company is not the surviving corporation, or in which the outstanding shares of the Company's common stock are changed or exchanged, or if 50% or more of the Company's assets or earning power is sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the exercise price of the Right. Alternatively, in the event that, anytime following exercise of the Rights, an Acquiring Person (as defined in the Rights Agreement between the Company and Registrar and Transfer Company (the "Rights Agreement")) were to acquire the Company by means of a reverse merger in which the Company and its stock survive, or were to engage in certain "self-dealing" transactions, or were to acquire 30% of the then outstanding shares of common stock (except pursuant to an offer for all outstanding shares of common stock deemed fair by the Company's Board of Directors as provided in the Rights Agreement), each Right not owned by such Acquiring Person (whose Rights would thereafter be void) would become exercisable for the number of shares of common stock which, at that time, would have a market value of two times the then exercise price of the Right. Prior to a person becoming an acquiring person, the Rights may be redeemed at a redemption price of $0.01 per Right, subject to adjustment. The Rights are subject to amendment by the Board and will expire on June 15, 2007. As of April 30, 2004, no rights have become exercisable.

(9) Sale of Financial Product Line

Effective May 29, 2003, the Company sold substantially all of the assets and transferred certain liabilities associated with the Company's Financial Product line to N. Harris Computer Corporation ("Harris") for approximately $3.5 million. The Company received $3 million in cash and Harris assumed the liabilities for approximately $500,000 of existing software support contracts on May 29, 2003, which resulted in a gain of $3,442,148 that was recognized in the first quarter. On December 1, 2003, the Company received the remaining holdback of $520,000 in cash from Harris and recognized the corresponding gain in the third quarter.

Software license fees, professional services and recurring support revenues from this product line represented approximately 5% of the Company's total revenue. This divesture included all of the Fund Accounting, Payroll, Utility Billing and related financial software that the Company had developed or acquired over the last fifteen years, including but not limited to the Open Windows series products, UB5, the ATEK legacy financial products, the Sabre legacy financial products and the SDS Administrator financial software. The sale also included the assumption by Harris of the existing software support and other agreements related to this product line.

(10) Contingent Liabilities and Guarantees

The Company and its subsidiary are periodically parties, both as plaintiff and defendant, to lawsuits and claims arising out of the normal course of business. The Company records reserves for losses that are deemed to be probable and that are subject to reasonable estimates. The Company does not anticipate material losses as a result of these proceedings beyond amounts already provided for in the accompanying consolidated financial statements.

The Company provides to its customers a one-year warranty on its internally developed application software. Warranty expenses are not and have not been significant.

The Company is periodically required to obtain bid and performance bonds to provide certain assurances to current and prospective customers regarding its ability to fulfill contractual obligations. The Company has agreed to indemnify the surety for any and all claims made against the bonds. Historically, the Company has not had any claims for indemnity from its surety. As of April 30, 2004, the Company had approximately $19.4 million in outstanding performance bonds which are anticipated to expire within the next 24 months.

The Company utilizes subcontractors at times to help complete contractual obligations; however, the Company is still ultimately responsible for the performance of the subcontractors.

(11) Subsequent Events

Effective May 31, 2004, the Company sold substantially all of the assets and certain liabilities related to the Company's Judicial product line to MAXIMUS for approximately $2.3 million. MAXIMUS also assumed the remaining obligations related to all of the product support agreements, many of which are pre-paid, resulting in a net increase in cash to Manatron of approximately $1.8 million. Software license fees, professional services and recurring support revenues from this product line currently represent approximately 4% of the Company's total revenue. The sale also included the assumption by MAXIMUS of the existing software support and other agreements related to this product line. MAXIMUS now owns all Gavel and WRITS products, including case management, court accounting, prosecution management, probation tracking, jury management, child support and related judicial software.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Manatron, Inc.:

We have audited the accompanying consolidated balance sheets of Manatron, Inc. and subsidiary as of April 30, 2004 and 2003 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Manatron, Inc. and subsidiary at April 30, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years ended April 30, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

June 25, 2004

Market for Registrant's Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities

Manatron's common stock is traded over-the-counter and is regularly quoted on The NASDAQ Small Cap Market under the symbol "MANA."

The following table shows the range of high and low bid information reported by The NASDAQ Small Cap Market for the fiscal years ended April 30, 2004 and 2003:

	2004		2003	
Quarter	**Low**	**High**	Low	High
May–July	**$6.94**	**$9.10**	$3.75	$4.65
August–October	**6.00**	**8.19**	3.50	4.61
November–January	**7.60**	**8.93**	3.85	5.49
February–April	**7.58**	**9.75**	5.01	7.99

These over-the-counter market quotations reflect inter-dealer prices, without retail markup, markdown or commissions, and may not necessarily represent actual transactions.

The Company historically has not paid cash dividends. The Company did, however, distribute 5% stock dividends in 1992, 1993 and 1994. The Company currently does not anticipate paying cash or stock dividends on its common stock in the foreseeable future, but instead intends to retain its earnings, if any, for the operation and expansion of the Company's business.

As of July 1, 2004, the Company's common stock was held by approximately 1,500 shareholders, 215 of which were record holders.

The Company did not repurchase any shares of its common stock during the fourth quarter of fiscal year 2004.

CORPORATE INFORMATION

EXECUTIVE OFFICERS

Randall L. Peat
Chairman of the Board

Paul R. Sylvester
President and Chief Executive Officer

Mary Nestell Gephart
Vice President of Human Resources and Administration

Krista L. Inosencio
Vice President of Finance and Chief Financial Officer

G. William McKinzie
Chief Operating Officer

Early L. Stephens
Chief Technology and Marketing Officer

Marty A. Ulanski
Executive Vice President of Sales and Business Development

BOARD OF DIRECTORS

Randall L. Peat
Chairman of the Board

Paul R. Sylvester
President and Chief Executive Officer

W. Scott Baker
President of National Nail Corporation in Grand Rapids, Michigan

Gene Bledsoe
Marketing and Technology Consultant with Virginia Cook, Realtors in Dallas, Texas

Richard J. Holloman
National Account Manager of Misys Healthcare Systems

Harry C. Vorys
Retired, formerly Executive Vice President of Citizens Trust and Savings Bank of South Haven, Michigan

Stephen C. Waterbury
Partner of Warner Norcross & Judd LLP in Grand Rapids, Michigan

Legal Counsel

Warner Norcross & Judd LLP
900 Fifth Third Center
Grand Rapids, Michigan 49503

Transfer Agent

Inquiries relating to stock transfers, changes in ownership, lost or stolen stock certificates, address changes and other matters should be addressed to:
Registrar & Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016

Independent Auditors

Ernst & Young LLP
171 Monroe Avenue, NW
Grand Rapids, Michigan 49503

Annual Meeting

The Fiscal 2004 Annual Meeting of Shareholders will be held at 10 a.m. EDT on October 14, 2004, at the Radisson Plaza Hotel in Kalamazoo, Michigan.

Investor Relations

Information regarding earnings, press releases, S.E.C. filings and other financial matters is available on the Company's website at www.manatron.com.

Questions may be directed to Paul Sylvester, President and CEO, Manatron, Inc. (510 E. Milham, Portage, Michigan 49002, 269-567-2900, paul.sylvester@manatron.com) or Matthew Hayden, President, Hayden Communications, Inc. (843-272-4653 or matt@haydenir.com).

Designed by Curran & Connors, Inc. / www.curran-connors.com

(NASDAQ: MANA)

510 East Milham Avenue
Portage, Michigan 49002
1-866-471-2900

www.manatron.com

MANATRON

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